American Apparel®

American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021
Tel: (213) 488-0226
Fax: (213) 225-1216
www.americanapparel.net

January 5, 2011

<u>Via email to dcaoletters@sec.gov</u>

Wayne Carnall, Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F Street, N.E.
Washington, DC 20549

> Re: **American Apparel, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-32697**

Dear Mr. Carnall:

      This letter is submitted on behalf of American Apparel, Inc., a Delaware corporation, Commission File Number 001-32697 (the "Company"). As more fully described below, on December 15, 2010, the Audit Committee of the Company (the "Audit Committee") received notice from the Company's former independent auditors, Deloitte & Touche LLP ("Deloitte"), stating that Deloitte had concluded that its report on the Company's previously issued consolidated financial statements as of and for the year ended December 31, 2009 (the "2009 financials"), including Deloitte's report on internal control over financial reporting at December 31, 2009 (collectively, the "Deloitte Reports"), included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "2009 10-K"), should not be relied upon or associated with the 2009 financials. Marcum LLP ("Marcum"), the Company's present independent auditors, is currently conducting a reaudit of the 2009 financials. The Company does not currently believe, including after discussions with Marcum, that the reaudit will result in any changes to the 2009 financials. In the absence of a grant of relief from the Staff of the Securities and Exchange Commission (the "Staff"), the Company would be required to obtain a new attestation report on internal control over financial reporting for the year ended December 31, 2009 (a "New 2009 Attestation Report"), and file an amendment to the 2009 10-K containing the New 2009 Attestation Report. The Company believes a New 2009 Attestation Report would delay the completion of the Company's audit for the fiscal year ended December 31, 2010, would be costly and would not provide any meaningful information to investors. As a result, the Company respectfully requests a waiver from the requirement to obtain and file a New 2009 Attestation Report.

<u>Summary of the Company's Need for a Reaudit of the 2009 Consolidated Financial Statements</u>

      As described in the Company's Current Report on Form 8-K filed on July 28, 2010, effective July 22, 2010, Deloitte resigned as the independent registered public accounting firm for the Company. In addition, as described in the Company's Current Report on Form 8-K filed on December 21, 2010, on December 15, 2010, the Audit Committee received notice from Deloitte stating that Deloitte had concluded that the Deloitte Reports should not be relied upon or associated with the 2009 financials. Deloitte did not indicate that it believed there were errors in the 2009 financials or in the Deloitte Reports.

On July 26, 2010, the Audit Committee engaged Marcum as the Company's independent auditors to audit the Company's financial statements for the fiscal year ended December 31, 2010. On December 10, 2010, at the Company's 2010 Annual Meeting of Stockholders, Marcum was ratified as the Company's independent auditors for the fiscal year ended December 31, 2010. In connection with the ratification, the Audit Committee and management also formally engaged Marcum to reaudit the 2009 financials. The Company does not currently believe, including after discussions with Marcum, that the reaudit will result in any changes to the 2009 financials. Marcum was previously the Company's independent auditors for the fiscal years ended December 31, 2005 through December 31, 2008.

Pending receipt of Marcum's attestation report on internal control over financial reporting for the year ended December 31, 2010 (the "2010 Attestation Report"), the Company has continued to take actions to remediate the deficiencies in the Company's internal control over financial reporting identified in prior attestation reports issued by Deloitte, and in the prior attestation reports issued by Marcum.

Requested Waiver from the Staff

The Company has determined that, in the absence of relief from the Staff, Item 308 of Regulation S-K promulgated under Section 404 ("Section 404") of the Sarbanes-Oxley Act of 2002 would require the Company (i) to obtain a New 2009 Attestation Report from Marcum and (ii) to file an amendment to its 2009 10-K containing Marcum's attestation report. As the Company believes that the reaudit of the 2009 financials will not result in any changes to the 2009 financials, the Company maintains (as further described below) that filing an amendment to its 2009 10-K would be costly, time consuming and would not provide any meaningful information to investors. As a result, the Company is seeking to only file an Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "2010 10-K") that will contain audited consolidated financial statements for the period January 1, 2008 through December 31, 2010, including the 2010 Attestation Report.

Marcum has advised the Company that any review of the Company's internal control over financial reporting as of December 31, 2009 would require several months of additional work, would likely cost in excess of $500,000 and a New 2009 Attestation Report would not be available until after the 2010 Attestation Report was completed. As the adopting release implementing the rules and regulations in response to Section 404 suggests, a primary purpose of such rules and regulations is to facilitate real-time (as opposed to retroactive) analysis of internal controls to identify weaknesses and ensure the continuous and accurate flow of information to the marketplace:

> The required annual evaluation of internal control over financial reporting will encourage companies to devote adequate resources and attention to the maintenance of such control. Additionally, the required evaluation should help to identify potential weaknesses and deficiencies in advance of a system breakdown, thereby facilitating the continuous, orderly and timely flow of information within the company and, ultimately, to investors and the marketplace. Improved disclosure may

help companies detect fraudulent financial reporting earlier and perhaps
thereby deter financial fraud or minimize its adverse effects.

While the Company's current intention and desire is to file its 2010 10-K by March 16, 2010, the
Company believes that if a New 2009 Attestation Report is required, it could delay the 2010 10-K filing
by several weeks. From the Company's perspective, any delay in the 2010 10-K filing will be a detriment
to stockholders, as it will undermine a significant purpose of Section 404 by impeding the continuous and
timely flow of information within the Company and into the marketplace.

In addition, as the Company's intention is to include in the Company's 2010 10-K both
management's assessment and an auditor's attestation report on the effectiveness of the Company's
internal control over financial reporting as of December 31, 2010, management does not believe that a
concurrently issued New 2009 Attestation Report will provide any additional value to stockholders, as it
will immediately be superseded by the more relevant 2010 Attestation Report. As a practical matter, it
would not be possible to retroactively remediate any material weaknesses that existed as of December 31,
2009, and any presently existing material weaknesses will be identified through management's 2010
assessment of internal control over financial reporting and the 2010 Attestation Report.

For the reasons described above, the Company respectfully requests a waiver from the
requirement to obtain and file a New 2009 Attestation Report. The Company would appreciate receiving
the Staff's response to this waiver request at your earliest convenience and, if possible, on or prior to
January 14, 2011.

If I may provide you with any further information regarding this matter, please contact me at (213)
488-0226 ext. 1463.

Very truly yours,

AMERICAN APPAREL, INC.

By: _____

Name: Adrian Kowalewski
Title: Executive Vice President and Chief
Financial Officer

cc: Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Glenn A. Weinman, Senior Vice President, General Counsel and Secretary